January 25, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kasey Robinson

Re:	AquaBounty Technologies, Inc.

Registration Statement on Form S-3 (No. 333-252264)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AquaBounty Technologies, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Washington D.C. time, on January 25, 2021, or as soon as possible thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Goodwin Procter LLP, by calling Michael J. Minahan, Esq. at (617) 570-1021.

Very truly yours,

AQUABOUNTY TECHNOLOGIES, INC.

By:	/s/ Angela M. Olsen
Name: Angela M. Olsen
Title: General Counsel and Corporate Secretary

cc: Michael J. Minahan, Goodwin Procter LLP